Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2013		2014		2015		2016		2017
	(in thousands)
Pre-tax income from continuing operations	$(311,366)		$32,990		$(664,856)		$(170,378)		$(139,627)
Fixed charges	89,112		70,107		65,776		59,844		57,710
Amortization of capitalized interest	1,020		199		52		5		—
Interest capitalized	—		—		—		—		—
Total adjusted earnings available for payment of fixed charges	$(221,234)		$103,296		$(599,028)		$(110,529)		$(81,917)

Fixed charges
Interest expense	$83,765		$65,359		$60,682		$56,539		$55,515
Interest capitalized	—		—		—		—		—
Amortization of debt-related expenses	4,743		4,264		4,623		2,834		2,195
Rental expense representative of interest factor	605		484		471		471		—
Total fixed charges	$89,113		$70,107		$65,776		$59,844		$57,710

Ratio of earnings to fixed charges	(2.5)	(1)	1.5	x	(9.1)	(2)	(1.8)	(3)	(1.4)	(4)

(1)
Due to our net loss for the year ended December 31, 2013, the coverage ratio was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $311.1 million for the year ended December 31, 2013.

(2)
Due to our net loss for the year ended December 31, 2015, the coverage ratio was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $664.8 million for the year ended December 31, 2015.

(3)
Due to our net loss for the year ended December 31, 2016, the coverage ratio was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $170.4 million for the year ended December 31, 2016.

(4)
Due to our net loss for the year ended December 31, 2017, the coverage ratio was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $139.6 million for the year ended December 31, 2017.